Filed by Franklin BSP Lending Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Franklin BSP Lending Corporation

Commission File No. 814-00821

File No. of Related Registration Statement: 333-274904

FBCC and FBLC Announce Merger
YOUR VOTE IS NEEDED!

FRANKLIN BSP LENDING CORP

Dear Stockholder,

We are pleased to announce that we will be holding a Special Meeting of Stockholders of Franklin BSP Lending Corporation ("FBLC") virtually on January 5, 2024, at 10:00 a.m. ET.

Your vote is important.

Enclosed are the proxy materials, which describe the proposal to be considered at the meeting in detail. At the meeting, you will be asked to consider and vote on our proposed merger with Franklin BSP Capital Corporation ("FBCC") on the terms described in the enclosed joint proxy statement/prospectus. The Board of Directors of FBLC unanimously recommends that you vote "FOR" the proposed merger.

We urge you to vote as soon as possible to ensure that the meeting can occur as scheduled.

Please respond by voting in favor of the proposed merger using one of the four methods listed below. Failure to obtain the required votes will cause the meeting to be adjourned until all applicable voting requirements are met.

If you have any questions, please feel free to contact your financial advisor, or call our solicitor, Broadridge, at 1-855-486-7909.

Richard Byrne
Chairman and Chief Executive Officer

FOUR WAYS TO VOTE

PROXY QUESTIONS?
Call 1-855-486-7909

ONLINE

WWW.PROXYVOTE.COM
Please have your proxy card in hand when accessing the website. There are easy-to-follow directions to help you complete the electronic voting instruction form.

PHONE

WITHOUT A PROXY CARD
Call 1-855-486-7909 Monday to Friday, 9:00 a.m. to 10:00 p.m. ET to speak with a proxy specialist.
WITH A PROXY CARD
Call 1-800-690-6903 with a touch-tone phone to vote using an automated system.

QR CODE

WITH A SMARTPHONE
Vote by scanning the Quick Response Code or "QR Code" on the Proxy Card/VIF enclosed.

MAIL

VOTE PROCESSING
Mark, sign and date your ballot and return it in the postage-paid envelope provided.

S75876-LTR

Forward-Looking Statements

Some of the statements in this document constitute forward-looking statements because they relate to future events, future performance or financial condition. The forward-looking statements may include statements as to: future operating results of Franklin BSP Capital Corporation, a Delaware corporation ("FBCC"), and Franklin BSP Lending Corporation, a Maryland corporation ("FBLC"), and distribution projections; business prospects of FBCC and FBLC and the prospects of their portfolio companies; and the impact of the investments that FBCC and FBLC expect to make. In addition, words such as "anticipate," "believe," "expect," "seek," "plan," "should," "estimate," "project" and "intend" indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this document involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the ability of the parties to consummate the mergers contemplated by the Agreement and Plan of Merger among FBCC, FBLC, Franklin BSP Merger Sub, Inc., a Maryland corporation, and, solely for the limited purposes set forth therein, Franklin BSP Capital Adviser L.L.C. ("FBCA"), a Delaware limited liability company and the external investment adviser to FBCC (the "Mergers"), on the expected timeline, or at all; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected elimination of certain expenses and costs due to the Mergers; (iv) the percentage of FBCC's stockholders and FBLC's stockholders voting in favor of the applicable Proposals (as defined below); (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management's attention from ongoing business operations; (viii) the combined company's plans, expectations, objectives and intentions, as a result of the Mergers; (ix) any potential termination of the Merger Agreement; (x) the future operating results and net investment income projections of FBCC, FBLC or, following the Mergers, the combined company; (xi) the ability of FBCA to implement FBCA's future plans with respect to the combined company; (xii) the ability of FBCA and its affiliates to attract and retain highly talented professionals; (xiii) the business prospects of FBCC, FBLC or, following the Mergers, the combined company and the prospects of their portfolio companies; (xiv) the impact of the investments that FBCC, FBLC or, following the Mergers, the combined company expect to make; (xv) the ability of the portfolio companies of FBCC, FBLC or, following the Mergers, the combined company to achieve their objectives; (xvi) the expected financings and investments and additional leverage that FBCC, FBLC or, following the Mergers, the combined company may seek to incur in the future; (xvii) the adequacy of the cash resources and working capital of FBCC, FBLC or, following the Mergers, the combined company; (xviii) the timing of cash flows, if any, from the operations of the portfolio companies of FBCC, FBLC or, following the Mergers, the combined company; (xix) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); and (xx) the risk that stockholder litigation in connection with the Mergers may result in significant costs of defense and liability. FBCC and FBLC have based the forward-looking statements included in this document on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although FBCC and FBLC undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that FBCC and FBLC in the future may file with the Securities and Exchange Commission ("SEC"), including the Joint Proxy Statement and the Registration Statement (in each case, as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

This document relates to the proposed Mergers and the proposed Amended and Restated Advisory Agreement (the "Proposals"). In connection with the Proposals, FBCC and FBLC have filed with the SEC and mailed to their respective stockholders a joint proxy statement on Schedule 14A (the "Joint Proxy Statement"), and FBCC has filed with the SEC a registration statement (Registration No. 333-274904) that includes the Joint Proxy Statement and a prospectus of FBCC (the "Registration Statement"). The Joint Proxy Statement and the Registration Statement will each contain important information about FBCC, FBLC and the Proposals. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. **STOCKHOLDERS OF FBCC AND FBLC ARE URGED TO READ THE JOINT PROXY STATEMENT AND REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FBCC, FBLC AND THE PROPOSALS.** Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC's website, http://www.sec.gov or, for documents filed by FBCC, from FBCC's website at https://benefitstreetpartners.com/our-business/funds/fbcc/ and, for documents filed by FBLC, from FBLC's website at https://benefitstreetpartners.com/our-business/funds/fblc/.

Participants in the Solicitation

FBCC, its directors, certain of its executive officers and certain employees and officers of Benefit Street Partners L.L.C. ("BSP") and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of FBCC is set forth in its proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 24, 2023. FBLC, its directors, certain of its executive officers and certain employees and officers of BSP and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of FBLC is set forth in its proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 24, 2023. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the FBCC and FBLC stockholders in connection with the Proposals is contained in the Joint Proxy Statement. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This document is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this document is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in FBCC, FBLC or in any fund or other investment vehicle managed by BSP or any of its affiliates.